Filed Pursuant to Rule 433
Registration Statement No. 333-293482

Final Term Sheet

Otis Worldwide Corporation

$700,000,000 4.488% Notes due 2029

Issuer:	Otis Worldwide Corporation

Offering Format:	SEC Registered

Title of Securities:	4.488% Notes due 2029 (the “Notes”)

Trade Date:	May 4, 2026

Settlement Date*:	May 7, 2026 (T+3)

Expected Ratings (Moody’s / S&P)**:	Baa1 / BBB

Principal Amount:	$700,000,000

Maturity Date:	May 7, 2029

Interest Payment Dates:	May 7 and November 7 of each year, beginning on November 7, 2026

Benchmark Treasury:	3.875% UST due April 15, 2029

Benchmark Treasury Price/Yield:	99-22 / 3.988%

Spread to Benchmark Treasury:	+50 basis points

Yield to Maturity:	4.488%

Price to Public:	100.000% of the principal amount

Coupon:	4.488%

Day Count Convention:	30/360

Underwriting Discount:	0.400%

Make-Whole Call:	At any time and from time to time, prior to April 7, 2029, Treasury Rate plus 10 basis points

Par Call:	On or after April 7, 2029 (one month prior to the maturity date of the Notes)

Change of Control Offer:	101%

Minimum Denominations:	$2,000 x $1,000

Net Proceeds (before expenses):	$697,200,000

Joint Book-Running Managers:	J.P. Morgan Securities LLC Morgan Stanley & Co. LLC SMBC Nikko Securities America, Inc. BofA Securities, Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC HSBC Securities (USA) Inc.

Senior Co-Managers:
Barclays Capital Inc.
BNP Paribas Securities Corp.
Commerz Markets LLC
Deutsche Bank Securities Inc.
Intesa Sanpaolo IMI Securities Corp.
Loop Capital Markets LLC
Santander US Capital Markets LLC
SG Americas Securities, LLC
UniCredit Capital Markets LLC

Co-Managers:	Academy Securities, Inc. ICBC Standard Bank Plc Westpac Capital Markets LLC

CUSIP / ISIN:	68902V AT4 / US68902VAT44

* Settlement Period: The closing will occur on May 7, 2026, which will be more than one business day after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in one business day, unless the parties to a trade expressly agree otherwise.

** Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (File No. 333-293482), including a prospectus dated February 13, 2026 and a preliminary prospectus supplement dated May 4, 2026, with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that Registration Statement, the preliminary prospectus supplement for the offering to which this communication relates and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting the SEC’s website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by contacting: J.P. Morgan Securities LLC at 1-212-834-4533; Morgan Stanley & Co. LLC, telephone: 1-866-718-1649 or SMBC Nikko Securities America, Inc. at 1-888-868-6856. You are advised to obtain a copy of the prospectus and related prospectus supplement for the offering to which this communication relates and to carefully review the information contained or incorporated by reference therein before making any investment decision.

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